
Mail Stop 4628

September 2, 2016

Sam L. Banks
President and Chief Executive Officer
Yuma Delaware Merger Subsidiary, Inc.
1177 West Loop South, Suite 1825
Houston, TX 77027

> **Re: Yuma Delaware Merger Subsidiary, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 25, 2016**
> **File No. 333-212103**

Dear Mr. Banks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 43

Risks Relating to the Combined Company's Operations After Consummation of the Merger, page 61

Following the merger, Yuma Delaware will have limited liquidity which could adversely affect its ability to operate its business…, page 61

1.   Please expand your risk factor disclosure to clarify why an initial borrowing base and minimum aggregate loan commitment of $44.0 million will provide sufficient liquidity to support the combined entities' operations after consummation of the merger.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Yuma, page 147

Liquidity and Capital Resources, page 158

2.   Please expand your disclosure to explain why there is a reasonable expectation of obtaining a borrowing base of not less than $44.0 million in light of the results of operations and average realized prices for the six months ended June 30, 2016 presented on pages 149 and 171, the redeterminations that have occurred during 2016 as described on pages 46 and page F-119, and the events described in Note 16 on page F-79.

Exhibits

3.   Please file updated auditors' consents in your next amendment to the registration statement.

Exhibits 8.1 and 8.2 (previously filed)

4.   In your response to prior comment 17 from our letter to you dated August 15, 2016, you confirmed that the Representation Certificates "have been received," which is consistent with the text indicating that such certificates have the same date as each executed opinion. It is unclear why counsel suggests that it has the right to take action based upon facts that it knows will not occur. In these circumstances, please obtain and file revised opinions which do not retain this suggestion.

Closing Comments

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699.   Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Reid A. Godbolt, Esq.
        Jones & Keller, P.C.